UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

DallasNews Corporation

(Name of Issuer)

Series A Common Stock - $.01 Par Value Per Share

(Title of Class of Securities)

235050200

(CUSIP Number)

John McCarron

568 Lincoln Ave.

Winnetka, IL 60093

586-219-5266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 523768406	13D

(1)	NAMES OF REPORTING PERSONS Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 239,516
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 239,516
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,516 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 523768406	13D

(1)	NAMES OF REPORTING PERSONS Jerrilyn M. Hoffmann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 239,516
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 239,516
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,516 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the Series A Common Stock - $.01 Par Value (the “Common Stock”), of DallasNews Corporation, a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer P.O. Box 224866, Dallas, Texas 75222-4866.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (the “Trust”);

(ii)	Jerrilyn M. Hoffmann.

The Trust and Jerrilyn M. Hoffmann are referred to collectively as the “Reporting Persons.” Ms. Hoffmann is the sole trustee of the Trust.

(b)	Residence or Business Address

The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The Trust is an estate planning vehicle that makes and holds investments.

Ms. Hoffmann is principally engaged as a private investor.

(d)	Criminal Convictions

Ms. Hoffmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)	Civil Proceedings

During the past five years, Ms. Hoffmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of the outstanding Common Stock to which this Statement relates were purchased by the Trust using personal funds. The aggregate purchase price of the 239,516 shares of Common Stock acquired was approximately $1,318,580.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.

The Reporting Persons may express an interest to the Issuer in obtaining governance rights commensurate with the Reporting Person’s ownership; there is currently no agreement, express or implied, with respect to the foregoing. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)

and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on November 13, 2024, the Reporting Persons beneficially owned 239,516 shares of Common Stock, representing approximately 5.05% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 4,738,627 shares of Series A Common Stock outstanding as of November 8, 2024, as reported in the Form 10-Q for the fiscal quarter ended September 30, 2024, of the Issuer.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

Signature Page to Follow.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 14, 2024		JERRILYN M. HOFFMANN REVOCABLE TRUST DATED MAY 30, 2001

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann
Its: Trustee

Dated: November 14, 2024		JERRILYN M. HOFFMANN

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 13, 2024. Unless otherwise indicated, all such transactions were effected in the open market. All transactions were made by the Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001.

Securities Purchased	Price per Share	Transaction Date
125	$ 4.90	10/24/2024
300	$ 4.85	10/24/2024
500	$ 5.10	10/24/2024
500	$ 4.98	10/24/2024
500	$ 4.80	10/24/2024
500	$ 4.83	10/24/2024
500	$ 4.83	10/24/2024
500	$ 4.80	10/24/2024
500	$ 4.68	10/24/2024
1000	$ 5.17	10/24/2024
1000	$ 5.16	10/24/2024
1000	$ 5.14	10/24/2024
1000	$ 5.14	10/24/2024
1000	$ 5.10	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 5.00	10/24/2024
1000	$ 4.99	10/24/2024
1000	$ 4.99	10/24/2024
1000	$ 4.98	10/24/2024
1000	$ 4.98	10/24/2024
1000	$ 4.98	10/24/2024
1000	$ 4.98	10/24/2024
1000	$ 4.98	10/24/2024
1000	$ 4.97	10/24/2024
1000	$ 4.97	10/24/2024
1000	$ 4.95	10/24/2024
1000	$ 4.95	10/24/2024
1000	$ 4.95	10/24/2024
1000	$ 4.83	10/24/2024
1000	$ 4.82	10/24/2024

1200	$ 5.18	10/24/2024
1600	$ 4.94	10/24/2024
500	$ 4.79	10/24/2024
500	$ 4.79	10/24/2024
2000	$ 5.10	10/24/2024
2000	$ 4.98	10/24/2024
3000	$ 5.00	10/24/2024
3439	$ 5.71	10/24/2024
4405	$ 5.49	10/24/2024
1	$ 4.75	10/24/2024
400	$ 5.59	10/24/2024
499	$ 4.76	10/24/2024
800	$ 5.60	10/24/2024
3800	$ 5.67	10/24/2024
32674	$ 5.22	10/24/2024
100	$ 5.57	10/25/2024
100	$ 5.33	10/25/2024
100	$ 5.26	10/25/2024
500	$ 5.14	10/25/2024
1	$ 4.94	10/28/2024
76	$ 5.65	10/28/2024
100	$ 5.75	10/28/2024
500	$ 5.66	10/28/2024
1000	$ 5.85	10/28/2024
1000	$ 5.85	10/28/2024
1000	$ 5.81	10/28/2024
1000	$ 5.64	10/28/2024
1000	$ 5.61	10/28/2024
1000	$ 5.60	10/28/2024
1000	$ 5.58	10/28/2024
1100	$ 5.60	10/28/2024
1307	$ 5.79	10/28/2024
2600	$ 5.15	10/28/2024
2674	$ 5.10	10/28/2024
2800	$ 5.46	10/28/2024
3208	$ 5.70	10/28/2024
3676	$ 5.74	10/28/2024
7900	$ 5.38	10/28/2024
16900	$ 5.40	11/7/2024
100	$ 5.50	11/7/2024
100	$ 5.23	11/7/2024
100	$ 5.48	11/7/2024
100	$ 5.41	11/7/2024

100	$ 5.38	11/7/2024
100	$ 5.37	11/7/2024
100	$ 5.26	11/7/2024
100	$ 5.23	11/7/2024
200	$ 5.40	11/7/2024
200	$ 5.37	11/7/2024
200	$ 5.25	11/7/2024
400	$ 5.40	11/7/2024
1000	$ 5.48	11/7/2024
1000	$ 5.30	11/7/2024
1000	$ 5.30	11/7/2024
1000	$ 5.29	11/7/2024
1000	$ 5.29	11/7/2024
1000	$ 5.30	11/7/2024
2000	$ 5.30	11/7/2024
22412	$ 5.30	11/7/2024
50	$ 5.47	11/8/2024
50	$ 5.43	11/8/2024
50	$ 5.40	11/8/2024
50	$ 5.43	11/8/2024
100	$ 5.50	11/8/2024
100	$ 5.48	11/8/2024
100	$ 5.35	11/8/2024
150	$ 5.44	11/8/2024
200	$ 5.50	11/8/2024
250	$ 5.44	11/8/2024
252	$ 5.35	11/8/2024
350	$ 5.43	11/8/2024
550	$ 5.44	11/8/2024
1000	$ 5.43	11/8/2024
100	$ 5.41	11/8/2024
100	$ 5.41	11/8/2024
100	$ 5.48	11/11/2024
100	$ 5.43	11/11/2024
100	$ 5.45	11/11/2024
100	$ 5.44	11/11/2024
100	$ 5.35	11/11/2024
200	$ 5.38	11/11/2024
300	$ 5.41	11/11/2024
500	$ 5.45	11/11/2024
500	$ 5.44	11/11/2024
50	$ 5.26	11/12/2024
50	$ 5.27	11/12/2024

50	$ 5.26	11/12/2024
100	$ 5.36	11/12/2024
100	$ 5.27	11/12/2024
100	$ 5.26	11/12/2024
100	$ 5.26	11/12/2024
300	$ 5.24	11/12/2024
100	$ 5.37	11/13/2024
100	$ 5.35	11/13/2024
100	$ 5.37	11/13/2024
300	$ 5.37	11/13/2024
100	$ 5.40	11/13/2024
1700	$ 5.98	11/13/2024
100	$ 6.01	11/13/2024
100	$ 6.00	11/13/2024
100	$ 6.05	11/13/2024
107	$ 6.10	11/13/2024
387	$ 6.14	11/13/2024
2366	$ 6.30	11/13/2024
400	$ 5.27	11/13/2024
100	$ 5.33	11/13/2024
200	$ 5.39	11/13/2024
100	$ 5.48	11/13/2024
2844	$ 5.50	11/13/2024
181	$ 5.50	11/13/2024
401	$ 5.49	11/13/2024
1000	$ 5.63	11/13/2024
178	$ 5.70	11/13/2024
100	$ 6.01	11/13/2024
100	$ 6.01	11/13/2024
200	$ 6.04	11/13/2024
500	$ 6.25	11/13/2024
4500	$ 6.15	11/13/2024
500	$ 6.20	11/13/2024
46753	$ 6.17	11/13/2024
239516

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Series A Common Stock - $.01 Par Value, of DallasNews Corporation, a Texas corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 14, 2024		JERRILYN M. HOFFMANN REVOCABLE TRUST DATED MAY 30, 2001

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann
Its: Trustee

Dated: November 14, 2024		JERRILYN M. HOFFMANN

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann